SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 28, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
Gary Greenfield					Ken Sexton
Chief Executive Officer				Chief Financial Officer
+1 (301) 838 5223					+1 (301) 838 5210
Gary.Greenfield@merant.com			Ken.Sexton@merant.com

Larry De'Ath					Financial Dynamics
VP, Investor Relations				Giles Sanderson
+1 (301) 838 5228					+44 (0) 20 7831 3113
Larry.Death@merant.com				Merant@fd.com

MERANT Announces Board Change
www.merant.com - November 28, 2000 - MERANT (London Stock Exchange
(LSE): MRN;
Nasdaq National Market (NNM): MRNT), a global leader in e-business software solutions, announces that Mr. Kevin J. Burns, non-executive director, will be standing down from the Board of MERANT with effect from November 30, 2000. This decision is as a result of the increasing demands on his other professional and personal interests.Gary Greenfield, president and chief executive officer at MERANT, commented:
"Kevin has made a strong contribution to MERANT's founding and success, both as INTERSOLV's founder and chief executive officer and then as a very active director of MERANT. I would like to take this opportunity to extend my thanks to Kevin for his contribution to MERANT over the last 20 years."
About MERANT
MERANT is a leading global e-business software solutions company. Founded in 1976, MERANT has approximately $350 million in annual revenues, 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. Building on MERANT Egility, MERANT also develops complete B2B and B2C Internet applications. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

# #

MERANT and Egility are trademarks of MERANT. All other trademarks contained in this announcement are the property of their respective owners.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 28, 2000          By: /s/ Leo Millstein
                                 --------------------------------------
                                  Leo Millstein
					    Vice President,General Counsel and
					    Secretary